UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC. FILE NUMBER
333-152398

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K and ☐ Form 20-F  ☐ Form 11-K ☐ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:

Niusule Biotech Corp.

Former name if applicable:

Address of principal executive office (Street and number):

2533 North Carson Street,

City, state and zip code:

Carson City, NV 89706-0242

PART II
RULE 12b-25(b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         ☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         ☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         ☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing are not currently available and could not be made available without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Qinghua Hu	775-887-4880
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In January and April 2010, we acquired total 59% ownership of Tianjin Behigh Pharmaceutical Co., Ltd.  In April 2010, Tianjin Behigh Pharmaceutical Co Ltd renamed as Niusule Behigh (Tianjin ) Pharmaceutical Group Co., Ltd.    Although we intend to continue our business of selling PlantFusion and Gummy Bears, we intend to focus on developing the business of Tianjin as a significant part of our business plan in the future.  The main businesses of Tianjin are production and sales of veterinary drug and feed additives.

We anticipate that the operations of Tianjin Behigh will show significant additional revenues and expenses but we are unable to give an estimate until work on the audit of the financial statements is completed.

Niusule Biotech Corp.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2009

By:	/s/ Qinghua Hu
Qinghua Hu
Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.